SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on March 28, 2023, drawn up in summary form

1.	Date, Time and Venue. On March 28, 2023, starting at 10:00 a.m., by videoconference, as authorized by article 19, paragraph 1, of the Company’s Bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s Bylaws. Meeting with attendance of Mr. Victorio Carlos De Marchi and Mr. Michel Dimitrios Doukeris, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa e Claudia Quintella Woods.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Proposal for the Allocation of Net Profits – FY 2022. To approve the submission to the Company’s shareholders on the next Ordinary Shareholders’ Meeting of the Company the following proposal on the net profit allocation for the fiscal year ended on December 31, 2022:

Net Profits	R$ 14,457,942,696.43
Amount allocated to the Tax Incentives Reserve	R$ 2,018,618,239.04
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2022	R$ 11,999,808,024.92
Amount allocated to the Investments Reserve(1)	R$ 3,696,641,677.77
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3,224,451,000.00; and (iii) expired dividends in the amount of R$ 20,851,077.77, as detailed in Exhibit A.II to the Management Proposal made available to the Directors.

4.2.        Compensation of Management and Members of the Fiscal Council - 2023. To approve the submission to the Company’s shareholders in the next Ordinary Shareholders’ Meeting the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2023 (i.e., between January 1, 2023 and December 31, 2023):

- Overall compensation of the managers in the total amount of up to R$ 173,606,830.00; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 2,209,282.00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

Forecast 2023*	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12,00	14,00	6,00	32,00
No. of members receiving compensation	8,00	14,00	6,00	28,00
Annual Fixed Compensation	-	-	-	-
Salary/fees	8,627,547	22,322,973	2,209,282	33,159,802
Direct and Indirect Benefits	-	1,505,396	-	1,505,396
Variable Compensation	-	-	-	-
Profit Sharing	1,751,040	34,230,348	-	35,981,388
Post-Employment Benefits	-	1,447,449	-	1,447,449
Share-based compensation, including stock options	12,431,795	91,290,282	-	103,722,077
Total compensation	22,810,382	150,796,448	2,209,282	175,816,112

(*) According to CVM’s guidance (Circular-Notice/Annual-2023-CVM/SEP), the global compensation of the management must be net of employer’s payroll charges.

4.3.       Amendment to the Bylaws. To approve the submission to the Company's shareholders in the next Extraordinary General Meeting of the following proposals to amend the Company's Bylaws: (i) include item “r”, of article 3 of the Bylaws, to detail in the corporate purpose the ancillary activities related to the main activities carried out by the Company; (ii) amend the heading of article 5, in order to reflect the capital increases approved by the Board of Directors up to the date of the Ordinary and Extraordinary General Meetings, within the authorized capital limit; (iii) amend § 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80, of March 29, 2022; (iv) amend the wording of item “c” of article 21 of the Bylaws, in order to clarify that all Company’s annual long-term strategic plans shall be approved by the Board of Directors; and (v) restate the Company’s Bylaws, in order to reflect the adjustments arising from such changes.

4.4.       Call Notice of the Ordinary and Extraordinary Shareholders’ Meetings of the Company. To approve the call notice of the Company’s Ordinary and Extraordinary Shareholders’ Meetings in order to submit to the Company’s shareholders the agenda provided on the Call Notice, attached hereto as Exhibit I.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 28, 2023.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris

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/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Letícia Rudge Barbosa Kina Secretary

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EXHIBIT I

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE” or “Shareholders’ Meetings”) to be held, cumulatively, on April 28, 2023, at 2:00 p.m., in an exclusively digital form through Zoom digital platform (“Digital Platform”), to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), at its headquarters, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the Company’s financial statements related to the fiscal year ended December 31, 2022;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2022;

(iii)	define the number of members of the Board of Directors and elect the effective and alternate members of the Board of Directors for a term in office of three (3) years, which shall end on the Ordinary General Meeting to be held in 2026;

(iv)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2024;

(v)	establish the overall management compensation for the fiscal year of 2023;

(vi)	establish the compensation of the members of the Fiscal Council for the fiscal year of 2023.

(b)	Extraordinary General Meeting:

(i)	amend the Company's Bylaws to:

(a)	add item “r” of article 3, to detail in the corporate purpose of the Company ancillary activities related to the main activities carried out by the Company;

(b)	amend the heading of article 5, in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit;

(c)	amend § 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80/22;

(d)	amend the wording of item “c” of article 21, in order to clarify that all the Company’s annual strategic long-term plans shall be approved by the Board of Directors;

(ii)	consolidate the Company’s Bylaws.

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General Information:

1.	On March 2, 2023, the following documents were published on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2022; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Resolution 81/22 were presented to the CVM by means of its information system Empresas.Net, in accordance with Article 7 of such rule, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (www.cvm.gov.br).

3.	The AGOE shall be held in an exclusively digital form, through the Digital Platform, under the terms of CVM Resolution 81/22 and in accordance with the instructions detailed in this Call Notice (“Notice”), in the Management Proposal (“Management Proposal”) and in the Manual for the Shareholders’ Meetings (“Manual”) disclosed by the Company.

4.	Subject to the procedures described in this Notice, in the Management Proposal and in the Manual, shareholders who decide to participate in the AGOE shall send to the Company email to the Investor Relations Department (ri@ambev.com.br), by April 26, 2023, at 2:00 p.m., Brasília time (according to the term provided for in article 6, § 3, of CVM Resolution 81/22): (i) a statement attesting their respective stock ownership, issued by the custodian institution, for shareholders participants in the Registered Stocks Fungible Custody of B3; and (ii) scanned copies of the following documents:

• Individuals: identity document with photo of the shareholder;

• Legal Entities: (a) last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc.; and (c) identity document with photo of the legal representative(s);

• Investment Funds: (a) last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; and (d) identity document with photo of the legal representative(s).

5.	The Digital Platform to be made available by the Company will allow shareholders registered within the aforementioned period to participate, express themselves and vote at the AGOE without being physically present, under the terms established by CVM Resolution 81/22. Detailed rules and guidelines, as well as the procedures and additional information for shareholder's participation in the Shareholder's Meetings through the Digital Platform are included in the Manual.

After receiving the documents by the means indicated above and confirming their validity and completeness, the Company will accredit the shareholder to participate in the AGOE through the Digital Platform and will send detailed instructions for its use, as well as the access link. Only duly accredited shareholders may participate in the AGOE, in accordance with the term and procedures indicated above.

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6.	Shareholders may exercise their voting rights through: (i) distance voting instrument, sending voting instructions prior to the AGOE; or (ii) participation via Digital Platform at the time of the Shareholder's Meetings.

Shareholders who choose to vote by means of a distance voting instrument, shall send it, under the terms of CVM Resolution 81/22: 1) to the bookkeeper of the shares issued by the Company; 2) to their custody agents who provide this service, in the case of shareholders holding shares deposited in a central depository; or 3) directly to the Company. For additional information, the shareholder shall observe the rules set forth in article 27 of CVM Resolution 81/22 and the procedures described in the Management Proposal and in the Manual. Participation through the Digital Platform will be restricted to the shareholders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in item 4 above of this Notice, under the terms of the Manual, and who enter the system until the opening of the proceedings of the Shareholders’ Meetings.

São Paulo, March 28, 2023.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer